Exhibit 99.1

Electra Announces Voting Results of its 2023 Annual Meeting of Shareholders

TORONTO--(BUSINESS WIRE)--October 25, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announced voting results of its 2023 annual general and special meeting of shareholders held yesterday, October 24, in Toronto.

A total of 13,093,107 common shares in the capital of the Company (“Common Shares”), or 23.5% of Electra’s issued and outstanding Common Shares were represented in person or by proxy at the meeting. Shareholders voted in favour of all items of business put forth at the meeting, including the appointment of MNP LLP as external auditors.

On a vote by ballot, each of the four director nominees listed in the management circular were elected to serve until the next annual meeting of shareholders or until their replacement is named:

Nominee	Votes For	% of Votes For	Votes Against	% of Votes Against
Trent Mell	5,804,052	85.49%	985,356	14.51%
John Pollesel	6,241,496	91.93%	547,912	8.07%
CL “Butch” Otter	6,294,281	92.71%	495,127	7.29%
Susan Uthayakumar	6,265,519	92.28%	523,889	7.72%

2022 Amended and Restated LTIP

At the Meeting, shareholders also approved the 2022 amended and restated LTIP (the “2022 Amended and Restated LTIP”). The 2022 Amended and Restated LTIP was last approved by shareholders on November 10, 2022 and the LTIP Resolution does not amend the 2022 Amended and Restated LTIP, other than increasing the number of awards issuable under the 2022 Amended and Restated LTIP from 1,416,667 Options to 3,000,000 Options; from 277,778 PSUs to 350,000 PSUs; from 250,000 RSUs to 350,000 RSUs; and from 388,888 DSUs to 400,000 DSUs, such that the maximum number of Common Shares to be reserved for issuance under the 2022 Amended and Restated LTIP be revised from 2,333,333 Common Shares to 4,100,000 Common Shares.

The purpose of the 2022 Amended and Restated LTIP is to align the interests of those directors, employees and consultants designated by the Board as being eligible to participate in the 2022 Amended and Restated LTIP with those of the Company and its shareholders and to assist in attracting, retaining and motivating key employees by making a portion of the incentive compensation of participating employees directly dependent upon the achievement of key strategic, financial and operational objectives that are critical to ongoing growth and increasing the long-term value of the Company. In particular, the 2022 Amended and Restated LTIP is designed to allow the Board to grant awards to promote the long-term success of the Company and the creation of shareholder value by: (a) encouraging the attraction and retention of directors, key employees and consultants of the Company and its subsidiaries; (b) encouraging such directors, key employees and consultants to focus on critical long-term objectives; and (c) promoting greater alignment of the interests of such directors, key employees and consultants with the interests of the Company. Historically, the Company has made use of long-term incentive grants as an alternative to cash bonuses and salary increases as a means of conserving capital, rewarding performance, retaining personnel and aligning behaviour with shareholder interests.

ESP Plan

Shareholders also approved a new Employee Share Purchase Plan for the Company (the “ESP Plan”). The ESP Plan provides eligible employees of the Company and certain of the Company’s designated affiliates, who wish to participate in the ESP Plan (each, an “ESP Plan Participant”), with a cost-efficient vehicle to acquire Common Shares and participate in the equity of the Company through payroll deductions, for: (i) advancing the interests of the Company through the motivation, attraction and retention of employees and officers of the Company and its designated affiliates in a competitive labour market; and (ii) aligning the interests of the employees of the Company with those of the shareholders through a culture of ownership and involvement. A maximum of 1,000,000 Common Shares are reserved for issuance under the ESP Plan, provided, however, that the number of Common Shares reserved for issuance under the ESP Plan and under all other security-based compensation arrangements of the Company and its subsidiaries shall, in the aggregate, not exceed 20% of the number of Common Shares then issued and outstanding.

The 2022 Amended and Restated LTIP and ESP Plan were conditionally approved by the TSX Venture Exchange (the “TSXV”) on September 8, 2023 and remain subject to final acceptance of the TSXV.

The Company’s full voting results at the meeting are available on SEDAR+ at www.sedarplus.ca.

Acquisition of Easement

The Company is also pleased to announce that it has obtained an easement (the “Easement”) on lands adjacent to the Company’s refinery facility, located north of Toronto (the “Refinery”), for the purpose of installing, operating and maintaining certain electrical works servicing water pumping facilities located on the Refinery in exchange for a total of 10,000 Common Shares at a deemed issue price of $0.74 per Common Share, representing an aggregate purchase price of $7,400 based on Electra’s closing price of October 24, 2023.

The Common Shares issued to obtain the Easement will be subject to a four-month hold from the date of issue.

The acquisition of the Easement is an arm’s length transaction for the purposes of the policies of the TSX Venture Exchange (the “TSXV”), and no finder’s fees are payable in connection therewith. The acquisition was completed as an “Expedited Acquisition” under TSXV Policy 5.3 – Acquisitions and Dispositions of Non-Cash Assets, and remains subject to the TSXV’s final acceptance.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently constructing North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s Refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891